SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)


For immediate release 29 April 2005

Appointment of Damon Buffini to the Board

The Board of SVG Capital plc is pleased to announce that following his election at the Company's Annual General Meeting, Damon Buffini, Managing Partner of Permira, has joined the Board as an independent Non-Executive Director.

Damon Buffini, 42, joined Permira in 1988. He became a partner of Permira in 1992, Managing Partner of the UK in 1999 and Managing Partner of Europe in 2000. He is Chairman of Permira's operating committee and has worked on numerous buy-outs, buy-ins and growth capital transactions.

Damon is a Law graduate from Cambridge University, England, and has an MBA from Harvard Business School. Damon will bring valuable experience to the Board and the Directors welcome him.

It is confirmed that there are no details to be disclosed concerning Damon Buffini under paragraph 16.4 of the UK Listing Rules.

For further information, please contact:

                                                                   020 7010 8900
SVG Capital plc
Alice Todhunter

                                                                   020 7786 4888
Penrose Financial
Andrew Nicolls / Emma Thorpe

Copies of the press release and other corporate information can be found on the company website at:http://www.svgcapital.com



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 29 April 2005


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries